SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 9, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

INTERTAPE POLYMER GROUP INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a Special Meeting of shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:

Hilton Montreal Airport Hotel

12505 Côte de Liesse

Dorval, Québec

Date:

September 5, 2007

Time:

1:00 p.m.

The purposes of the Meeting are to:

1.

elect two additional directors;

2.

consider, and if deemed advisable, adopt a resolution annexed as Schedule A to the Management Information Circular, waiving the application of section 3.1 of the Corporation’s Amended and Restated Shareholder Protection Rights Plan Agreement as it relates to the purchase by three shareholders of common shares pursuant to the Corporation’s rights offering;

3.

consider, and if deemed advisable, adopt a resolution annexed as Schedule B to the Management Information Circular, amending the Executive Stock Option Plan of the Corporation so as to set the maximum number of common shares that may be issued thereunder at a number equal to ten percent of the issued and outstanding common shares of the Corporation from time-to-time; and

4.

transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy.  Proxies to be used at the Meeting must be deposited with CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Québec

August 8, 2007

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Christopher J. Winn

Christopher J. Winn

Secretary

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Corporation”) of proxies to be used at the Special Meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting and all adjournments thereof.  Except as otherwise stated, the information contained herein is given as of August 1, 2007.  The solicitation will be made primarily by mail.  However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, email or in person.  The total cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation.  Each shareholder is entitled to appoint a person, who need not be a shareholder, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.  To be valid, the duly completed form of proxy must be deposited at the offices of CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof, or with the Chairman of such Meeting before the commencement of the Meeting or any adjournment thereof.  The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The revocation of a proxy, in order to be acted upon, must be deposited with CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6 before the commencement of the Meeting or at any adjournment thereof, or with the Chairman of such Meeting before the commencement of the Meeting or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

In the absence of any direction to the contrary, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted for: (i) the election of directors; (ii) the resolution waiving the application of section 3.1 of the Corporation’s Amended and Restated Shareholder Protection Rights Plan Agreement as it relates to the purchase by three shareholders of common shares pursuant to the Corporation’s rights offering; and (iii) the resolution amending the Executive Stock Option Plan of the Corporation so as to set the maximum number of common shares that may be issued thereunder at a number equal to ten percent of the issued and outstanding common shares of the Corporation from time-to-time, as stated under such headings in this Circular.  Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy.  With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion.  At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, shares beneficially owned by a non-registered shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency of which the Intermediary is a participant.  In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive it.  Intermediaries often use service companies to forward meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive this Circular will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company.  In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to CIBC Mellon Trust Company, Banking Hall, 320 Bay Street, Toronto, Ontario M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company.  Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to CIBC Mellon Trust Company at the address above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

As at August 1, 2007, there were 40,986,940 common shares of the Corporation issued and outstanding.  Each common share entitles the holder thereof to one vote.  The Corporation has fixed August 7, 2007 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting.  Pursuant to the Canada Business Corporations Act, the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of shares held by each shareholder.  A shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his or her name at the Meeting.  The list of shareholders is available for inspection during usual business hours at the head office of the Corporation, 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5 and at the Meeting.

PRINCIPAL SHAREHOLDERS

As at August 1, 2007, to the knowledge of the Corporation, the following are the only persons who beneficially own, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Corporation:

Name and place of residence	Number of shares held	Percentage
Letko, Brosseau & Associates Inc. Montreal, Québec	7,444,242	18.16%
Wells Capital Management, Inc. San Francisco, California	6,807,041	16.61

Brandes Investment Partners, L.P. San Diego, California	4,483,971	10.94

ELECTION OF DIRECTORS

The Board of Directors currently consists of four directors, namely Eric E. Baker, Melbourne F. Yull, George J. Bunze and H. Dale McSween.  Messrs. Baker, Yull and McSween were elected to the Board of Directors at the annual and special meeting of shareholders held on June 28, 2007 while Mr. Bunze was appointed to the Board of Directors at a meeting of the Board held immediately thereafter, pursuant to the Corporation’s Articles and section 106(8) of the Canada Business Corporations Act.  The Board of Directors wishes to increase the number of directors, in particular so as to satisfy regulatory requirements with respect to the number of independent directors.

Accordingly, the persons named in the enclosed form of proxy intend to vote for the election of the two nominees whose names are set forth below (Allan Cohen and Torsten A. Schermer).  Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.  The Board of Directors has determined that each of the two nominees will be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.

The following table sets out the name and municipality of residence of each of the two persons proposed to be nominated for election as director and each of the four current directors, all other positions and offices with the Corporation now held by such persons, their principal occupations, and the number of common shares of the Corporation that each person has advised are beneficially owned, directly or indirectly, or over which control or direction is exercised by him as at the date indicated below.

Name, municipality of residence and position with the Corporation	Principal occupation	Director since	Number of common shares beneficially owned or over which control is exercised as at August 1, 2007
Allan Cohen Glenview, Illinois, U.S.A. —	Managing Director First Analysis Corp. (investment manager and securities dealer)	—	11,600
Torsten A. Schermer Charlotte, North Carolina, U.S.A. —	President MESC Corporation (franchise development company)	—	—
Eric E. Baker(1)(2) Long Sault, Ontario, Canada Chairman of the Board of Directors	President Altacap Investors Inc. (private equity manager)	June 28, 2007(3)	—
Melbourne F. Yull Sarasota, Florida, U.S.A. Executive Director and Director	Executive Director of the Corporation	June 28, 2007(4)	379,295
H. Dale McSween(1) Sarasota, Florida, U.S.A. Director	Retired	June 14, 2006	42,465
George J. Bunze(1)(2) Ile Bizard, Québec, Canada Director	Vice-Chairman Kruger Inc. (pulp and paper company)	June 28, 2007	2,000

____________________

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Mr. Baker was also a director of the Corporation from its incorporation on December 22, 1989 to July 4, 2000 and, prior thereto, a director of a predecessor company from 1984.

(4)

Mr. Yull was also a director of the Corporation from its incorporation on December 22, 1989 to June 14, 2006 and, prior thereto, a director of a predecessor company from 1981.

The terms of office of Messrs. Baker, Yull, Bunze and McSween will continue until the next annual meeting of shareholders of the Corporation.  However, it is expected that Mr. McSween will resign as a director of the Corporation immediately after the Meeting.

During the last five years, the persons named in the table above have been engaged in their current principal occupations or in other capacities with the companies or firms indicated opposite their names or with related or affiliated companies, other than: Torsten A. Schermer, who, from May 2005 to December 2006, pursued investment opportunities in the tape industry, manufacturing and franchising, from July 2004 to May 2005 was the General Manager, Eastern Europe, of Tesa Tape Kft., and prior thereto was the President and Chief Executive Officer of Tesa Tape Inc.; Melbourne F. Yull, who from June 14, 2006 to June 28, 2007 was retired and prior thereto was Chairman of the Board of Directors and Chief Executive Officer of the Corporation; and H. Dale McSween, who prior to July 1, 2007 was interim Chief Executive Officer of the Corporation and prior thereto held several executive positions with the Corporation.

None of the foregoing nominees for election as director of the Corporation:

(a)

is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company becoming the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets, except for Allan Cohen, who, as a representative of First Analysis Private Equity Fund IV, is a director of NanoOpto Corporation, an early-stage company which has liquidated its assets as a result of a lack of sufficient funding.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The following is a summary of the relevant experience of the two proposed nominees:

Allan Cohen, Ph.D.

Allan Cohen is a managing director at First Analysis Corp. of Chicago, Illinois, coordinating research and investment in selected areas of the chemistry-enabled sector.  Mr. Cohen joined First Analysis Corp. in 1992.  He provides research coverage of leading private and publicly-traded companies in his sectors and is a general partner of First Analysis Private Equity Fund IV.  From 1988 to 1992, Mr. Cohen established specialty chemicals/materials coverage at Kemper Securities Inc.  Earlier, he spent 13 years in the specialty chemicals industry, working for Valspar Corp., Sherwin-Williams Co. and Champion International Corp. in new business development, corporate planning and chemical research.  Mr. Cohen earned a Ph.D. in physical chemistry from Northwestern University of Evanston, Illinois, an MBA from the University of Chicago, and a Bachelor’s degree in chemistry from the State University of New York at Buffalo.

Torsten A. Schermer

Torsten A. Schermer has extensive experience in the manufacturing industry.  After obtaining a Bachelor of Arts degree and an MBA in Business Administration from the University of Hamburg, Mr. Schermer started his career in 1985 in Germany.  From 1990 to 1994, he was Vice-President of Marketing and Sales of Europa Carton of Dusseldorf, Germany.  In 1994, Mr. Schermer joined Beiersdorf AG of Hamburg, Germany, a leading international company of branded consumer products for skin and beauty care.  From 1994 to 1999, he was Director of Marketing and Sales of the Tape Division Central Europe of Beiersdorf AG.  From 1999 to 2004, he was President and Chief Executive Officer of Tesa Tape Inc. of Charlotte, North Carolina, the North American subsidiary of Beiersdorf AG.  Tesa Tape Inc. markets three diverse product lines: double-sided fastening tapes, masking tapes and associated products; and packaging tapes, in addition to the company’s duct and specialty tape products.  From July 2004 to May 2005, Mr. Schermer was the General Manager, Eastern Europe, of Tesa Tape Kft., of Budapest, Hungary, a Beiersdorf subsidiary, where he acted as Chief Executive of Eastern European operations.

COMPENSATION OF DIRECTORS AND OFFICERS

Reference is made to the section of the Corporation’s Management Information Circular dated May 25, 2007 entitled “Executive Compensation and Corporate Governance Matters”, which section is hereby incorporated by reference in this Circular.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2006 with respect to plans of the Corporation pursuant to which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by securityholders	3,154,028	US$8.74	888,644
Equity compensation plan not approved by securityholders	—	—	—
Total	3,154,028	US$8.74	888,644

WAIVER OF SHAREHOLDER PROTECTION RIGHTS PLAN AGREEMENT

On July 31, 2007, the Corporation filed a preliminary short form prospectus with the securities commissions of each of the provinces of Canada with respect to a rights offering to the shareholders of the Corporation (the “Rights Offering”).  In connection with the Rights Offering, the Corporation entered into Standby Purchase Agreements dated July 30, 2007 with each of Letko, Brosseau & Associates Inc., Brandes Investment Partners, L.P. and Wells Capital Management, Inc. (collectively, the “Standby Purchasers”), each of which exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation.  See “Principal Shareholders”.  Under their respective Standby Purchase Agreements, the Standby Purchasers have agreed, subject to certain terms and conditions, to exercise rights and purchase, or cause to be purchased, shares upon the exercise thereof, and to purchase, or cause to be purchased, certain shares offered pursuant to the Rights Offering and that are not otherwise purchased pursuant thereto, all for investment only and not with a view to resale or distribution.  Pursuant to their respective Standby Purchase Agreements, the Standby Purchasers have committed to purchase shares in an aggregate amount of US$56.6 million.  The Standby Purchasers may also purchase additional shares pursuant to the Rights Offering.

Pursuant to the Corporation’s Amended and Restated Shareholder Protection Rights Plan Agreement (the “Rights Plan”), the purchase by the Standby Purchasers of common shares pursuant to the Rights Offering, whether under the Standby Purchase Agreements or otherwise (the “Shares”), may trigger the application of the Rights Plan in that one or more of the Standby Purchasers may as a result hold more than 20% of the issued and outstanding common shares of the Corporation.  Under the Rights Plan, the Board of Directors of the Corporation may waive the application thereof, subject to the prior consent of the shareholders of the Corporation.  The Board of Directors intends to waive the application of the Rights Plan with respect to the purchase of Shares by the Standby Purchasers, as the Board of Directors is of the view that the issuance of Shares to the Standby Purchasers pursuant to the Standby Purchase Agreements, or otherwise under the Rights Offering, is in the best interests of the Corporation, and results in part from direct negotiations between the Corporation and each of the Standby Purchasers.

In order for shareholders to provide such consent, an affirmative vote of a majority of the votes cast by all holders of common shares represented in person or by proxy at the Meeting is required.  If shareholders do not consent to the foregoing waiver of the Rights Plan, the Standby Purchasers and the Corporation will be entitled to terminate their respective obligations under the Standby Purchase Agreements.  The text of the resolution with respect to the waiver of the Rights Plan is annexed to this Circular as Schedule A.

AMENDMENT TO EXECUTIVE STOCK OPTION PLAN

In 1992, the Corporation established the Executive Stock Option Plan (the “ESOP”) in respect of the common shares of the Corporation, which has been amended from time-to-time.  The ESOP is administered by the Board of Directors of the Corporation.  The maximum number of common shares that may be issued under the ESOP is currently 4,094,538, representing 10% of the number of issued and outstanding shares.

The purpose of the ESOP is to promote a proprietary interest in the Corporation among the executives, key employees and directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and to assist the Corporation in attracting and retaining key personnel necessary for the Corporation’s long-term success.  The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares covered by such options.  Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Corporation’s long-term results.

The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the ESOP, as required by the Toronto Stock Exchange:

(a)

options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)

options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant;

(c)

the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding common shares of the Corporation;

(d)

the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Corporation, defined in the ESOP as the average of the closing price of the common shares on the Toronto Stock Exchange and New York Stock Exchange for the day immediately preceding the effective date of the grant;

(e)

notwithstanding the foregoing, “Market Value” cannot be lower than the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

(f)

the number of common shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

(g)

the number of common shares issuable to any one insider of the Corporation and such insider’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding common shares of the Corporation;

(h)

the number of common shares reserved for issuance pursuant to stock options granted to insiders under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation, and the number of common shares issuable to insiders within a one-year period under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding common shares of the Corporation;

(i)

options granted under the ESOP may not at any time be repriced;

(j)

options granted under the ESOP may not be assigned;

(k)

in the event that a bona fide offer to purchase all or part of the outstanding shares is made to all shareholders, notice thereof must be given by the Corporation to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(l)

when a director of the Corporation ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(m)

in the case of retirement, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(n)

in the case of an optionee’s or director’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death; and

(o)

when a optionee ceases to be an employee of the Corporation or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment.

As at August 8, 2007, there were options outstanding under the ESOP to purchase an aggregate of 2,824,028 common shares, representing 6.89% of the issued and outstanding common shares of the Corporation, and a total of 1,218,644 common shares were available for future grants of stock options, representing 2.97% of the issued and outstanding common shares of the Corporation.

The Board of Directors amended the ESOP on August 7, 2007 so as to set the maximum number of common shares that may be issued thereunder at a number equal to ten percent of the issued and outstanding common shares of the Corporation from time-to-time.  The Board of Directors amended the ESOP in light of the number of common shares expected to be issued pursuant to the Rights Offering.

At the Meeting, shareholders will be called upon to vote on the resolution annexed to this Circular as Schedule B.  In order for the resolution to be adopted, it must be approved by a majority of the votes cast at the Meeting by shareholders represented in person or by proxy.  The amendment to the Plan is subject to regulatory approval, including that of the Toronto Stock Exchange.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out the aggregate indebtedness to the Corporation and its subsidiaries, as at July 31, 2007, of the executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries.  As at July 31, 2007, the indebtedness, if any, of such persons to other entities was not the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof.

Purpose	To the Corporation or its subsidiaries	To another entity
Share purchases	US$107,500	—
Other	—	—

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out for: (i) each individual who is, or at any time during the fiscal year ended December 31, 2006 was, a director or executive officer of the Corporation; (ii) each proposed nominee for election as a director of the Corporation; and (iii) each associate of any such director, executive officer or proposed nominee, the indebtedness of such person since January 1, 2006, to: (a) the Corporation or any of its subsidiaries; or (b) another entity, if such indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof, other than “routine indebtedness” as defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

Name and principal position	Involvement of the Corporation or subsidiary	Largest amount outstanding during fiscal year ended December 31, 2006 ($)	Amount outstanding as at July 31, 2007 ($)	Financially-assisted securities purchases during fiscal year ended December 31, 2006 (#)	Security for indebtedness	Amount forgiven during fiscal year ended December 31, 2006 ($)
Securities Purchase Programs
Melbourne F. Yull Executive Director	The Corporation is the lender	US$216,398 Cdn.$415,277	—	—	—	—
H. Dale McSween Director and former Interim Chief Executive Officer	The Corporation is the lender	Cdn.$31,102	—	—	—	—
Gregory A. Yull President, Distribution Products	The Corporation is the lender	US$117,500	US$107,500	—	—	—
Andrew M. Archibald, C.A. Former Chief Financial Officer	The Corporation is the lender	Cdn.$160,255	—	—	—	—
Duncan R. Yull Former Executive Vice-President, Strategic Planning and International Business	The Corporation is the lender	US$59,730	—	—	—	—
James Jackson Former Vice-President Chief Information Officer	The Corporation is the lender	US$10,000	—	—	—	US$10,000
Other Programs	—	—	—	—	—	—

All of the foregoing amounts were loaned in connection with the purchase of shares of the Corporation.  The loans were non-interest bearing and without repayment terms.  In the case of Mr. Jackson, the loan was forgiven as part of a severance agreement between the Corporation and Mr. Jackson.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation, or in any matter to be acted upon at this Meeting, other than as set out under “Amendment to Executive Stock Option Plan”.

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting.  However, if any other matters which are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, and additional information about the Corporation is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)

the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)

the comparative financial statements of the Corporation for the fiscal year ended December 31, 2006 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to December 31, 2006 and Management’s Discussion and Analysis with respect thereto; and

(c)

this Circular,

please send your request to:

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Ville-St-Laurent, Québec

H4M 2X5

telephone:  (514) 731-7591

telecopier:  (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

/s/ Christopher J. Winn

Christopher J. Winn

Secretary

Montreal, Québec

August 8, 2007

SCHEDULE A

SHAREHOLDERS’ RESOLUTION

WHEREAS pursuant to the Corporation’s Amended and Restated Shareholder Protection Rights Plan Agreement (the “Rights Plan”), the acquisition of common shares of the Corporation may in certain circumstances trigger the application of the Rights Plan;

WHEREAS in connection with a rights offering by the Corporation (the “Rights Offering”), the Corporation entered into Standby Purchase Agreements dated July 30, 2007 with each of Letko, Brosseau & Associates Inc., Brandes Investment Partners, L.P. and Wells Capital Management, Inc. (collectively, the “Standby Purchasers”), each of which exercises control or direction over common shares of the Corporation, pursuant to which the Standby Purchasers have agreed, subject to certain conditions, to exercise rights issued pursuant to the Rights Offering and purchase, or cause to be purchased, shares upon the exercise thereof, and to purchase, or cause to be purchased, certain common shares offered pursuant to the Rights Offering and that are not otherwise purchased pursuant thereto, in an aggregate amount of US$56.6 million;

WHEREAS the Standby Purchasers may also purchase additional common shares of the Corporation pursuant to the Rights Offering;

WHEREAS under the Rights Plan, the Board of Directors of the Corporation may waive the application of section 3.1 of the Rights Plan, subject to the prior consent of the shareholders of the Corporation; and

WHEREAS the Board of Directors of the Corporation intends to waive the application of section 3.1 of the Rights Plan as it relates to the purchase of common shares of the Corporation by the Standby Purchasers pursuant to the Rights Offering, whether under the Standby Purchase Agreements or otherwise;

BE AND IT IS HEREBY RESOLVED:

THAT the shareholders of the Corporation consent to the waiver of section 3.1 of the Rights Plan as it relates to the purchase of common shares of the Corporation by the Standby Purchasers in connection with the Rights Offering, whether pursuant to Standby Purchase Agreements or otherwise.

SCHEDULE B

SHAREHOLDERS’ RESOLUTION

WHEREAS a maximum of 4,094,538 common shares may be issued under the Executive Stock Option Plan of the Corporation;

WHEREAS on August 7, 2007, the Board of Directors of the Corporation amended section 4 of the Executive Stock Option Plan so as to set the maximum number of common shares that may be issued thereunder at a number equal to ten percent of the issued and outstanding common shares of the Corporation from time-to-time; and

WHEREAS pursuant to the policies of the Toronto Stock Exchange, it is necessary to obtain the approval of the shareholders of the Corporation with respect to the foregoing amendment to the Stock Option Plan.

BE AND IT IS HEREBY RESOLVED:

THAT the second sentence of section 4 of the Executive Stock Option Plan be replaced by the following:

“The total number of Shares reserved for issuance under the Plan shall be equal to ten percent of the issued and outstanding Shares of the Company from time-to-time.”